SEC
Mail Processing
Section

FEB 28 2013

Washington DC
401

[redacted]

13013872

KW 3/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68611

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SpareBank 1 Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 South Bayshore Drive, Suite 1E
(No. and Street)

Miami	FL	33133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Lau (305) 444-3598
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett, Vogt & Webb, P.A.
(Name – *if individual, state last, first, middle name*)

432 Park Ave South, 10 th floor	New York	NY	!0016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Lau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SpareBank 1 Capital Markets, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert C Lau
Signature

President
Title

ANNA KUDSK
MY COMMISSION # EE 3500
EXPIRES: June 23, 2014
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

LVW LIGGETT, VOGT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT AUDITORS' REPORT

The Board of Directors and
Stockholder
SpareBank 1 Capital Markets, Inc.
f/k/a Magellan Global Partners, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of SpareBank 1 Capital Markets, Inc. as of December 31, 2012, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes

evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SpareBank 1 Capital Markets, Inc. as of December 31, 2012 and the results of its operations and its cash flows for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Liggett, Vogt & Webb, P.A.

Liggett, Vogt & Webb P.A.
New York, New York
February 22, 2013

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Cash	$	323,300
TOTAL ASSETS	$	323,300

LIABILITIES AND STOCKHOLDERS' EQUITY

Common Stock - no par value 1,000 authorized, 1,000 shares issued and outstanding	$	465,612
Accumulated Deficit		(142,312)
TOTAL STOCKHOLDERS' EQUITY		323,300
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	323,300

See accompanying notes to financial statements.

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2012

REVENUES:		
Services Income	$	225,000
TOTAL REVENUES		225,000
EXPENSES:		
Payroll and employee benefits		189,732
Regulatory fees, business licenses and permits		15,786
Communication costs		9,008
Rent		3,444
Office expenses		4,475
Subscriptions		1,696
Other expenses		7,366
TOTAL EXPENSES		231,507
NET LOSS FROM OPERATIONS BEFORE INCOME TAXES		(6,507)
Income Tax Expense		0
NET LOSS	$	(6,507)

See accompanying notes to financial statements.

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2012

	Common Stock		Accumulated	Stockholders'
	Shares	Amount	Deficit	Equity
Balance at December 31, 2011	1,000	$ 143,347	$ (135,805)	$ 7,542
Capital Contribution		322,265		322,265
Net Loss			(6,507)	(6,507)
Balance at December 31, 2012	1,000	$ 465,612	$ (142,312)	$ 323,300

See accompanying notes to financial statements.

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(6,507)
Net Cash Used by Operating Activities		(6,507)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contribution		322,265
Net Cash Provided by Financing Activities		322,265
NET INCREASE IN CASH		315,758
CASH AT BEGINNING OF YEAR		7,542
CASH AT END OF YEAR	$	323,300

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year:		
Interest	$	-
Taxes	$	-

See accompanying notes to financial statements.

SpareBank 1 Capital Markets, Inc.
Notes to Financial Statements
Year Ended December 31, 2012

(1) Organization

SpareBank 1 Capital Markets, Inc. ("the Company") is a wholly owned entity of Magellan Global Corporation, the "Parent Company", which is wholly owned subsidiary of SPAREBANK 1 MARKETS AS, a Norwegian entity. The Company was founded in 2010.

SpareBank 1 Capital Markets, Inc. is a member of FINRA and SIPC.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $ 250,000.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy That prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(d) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset of approximately $ 48,000 has been recorded on the net operating loss carryforword of approximately $ 142,000 which expire in the year 2030 to 2032.

In April 2012, the Company had a change in control under Section 382 of the Internal Revenue Code "IRC", the net operating losses to the date of such change control may be limited as to its use. We have not conducted an evaluation to determine if there is such a limitation in the use of the net operating losses.

The past three tax years remain open for federal or state examinations. Although the Company has not been made aware of any such examinations being conducted.

(e) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Concentration, Risk and Credit Risk

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers. All of the Company revenues originated from its parent company during 2012.

(g) Revenue and Expense Recognition

The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis and carried at market value. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable.

(3) Commitments and Contingencies

Our offices are located 2901 South Bayshore Drive, Miami, Florida and the Regus Office Suite is at 590 Madison Avenue, 21st floor, New York, New York. The Regus office is a virtual office, all utilities except telephone are included under such rental agreement. There is no monthly rent charged for the Florida office. The monthly rent for the New York is in the amount of $287 and is on a month to month basis.

In April 2012, the Company entered into a three year employment agreement with its sole officer.

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $323,300 which was $73,300 in excess of its required net capital of $250,000.

(5) Capital Contributions

During the year 2012, the Company received approximately $322,265 in capital contributions from its Parent Company.

(6) Subsequent Event

The Company has evaluates subsequent events for the disclosure purposes through February 22, 2013.

SpareBank 1 Capital Markets, Inc.
Computation of Net Capital
Under Rule 15c3-l of the
Securities and Exchange Commission
December 31, 2012

Total stockholder's equity qualified for net capital	$ 323,300
Deductions and/or charges	
Non-allowable assets:	-
Net capital	$ 323,300
Computation of Alternate Net Capital Requirement:	
2% of combined aggregate debit Item as shown in the formula for reserve	
Requirements pursuant to Rule 15c3-3	$ -
Minimum dollar net capital requirement – the higher of 6 - 2/3% of aggregate indebtedness of $0 or $250,000	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$ 73,300
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 0
Ratio of aggregate indebtedness to net capital	0 to 1
Net capital, per unaudited December 31, 2012 FOCUS report	$ 73,300
Net audit adjustment	-
Net capital, per December 31, 2012 audited report, as filed	$ 73,300

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, as filed by the Company on January 23, 2013.

SpareBank 1 Capital Markets, Inc.

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2012

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(i) and (k)(2)(ii), for A and B. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

LVW LIGGETT, VOGT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

Independent Auditors' Supplementary Report on Internal Control Pursuant to SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

The Board of Directors and
Stockholder
SpareBank 1 Capital Markets, Inc.
f/k/a Magellan Global Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of SpareBank 1 Capital Markets, Inc. (the "Company") for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above,

error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties

Liggett, Vogt & Webb, P.A.

Liggett, Vogt & Webb, P.A.
Certified Public Accountants

New York, New York
February 22, 2013